August 30, 2013

Mr. H. Roger Schwall,
Assistant Director,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549.

Dear Mr. Schwall,

I refer to your comment letter dated August 22, 2013 to Dr. Brian Gilvary of BP p.l.c. (the “Company”) and the telephone call with Angie Kim on August 30, 2013 regarding the due date for responding to your letter. The Company has requested an extension of the due date in order to have sufficient time for compilation and review by the Company and its advisers of the responses to the Staff’s comments. The Company confirms that it intends to submit its responses to the Staff’s comments by September 20, 2013.

The Company appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Kathryn A. Campbell
Kathryn A. Campbell

cc:	Dr. Brian Gilvary
(BP p.l.c.)

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